Exhibit 99.1

Obsidian Energy Completes Offer to Purchase $2.0 Million of our Outstanding Senior Unsecured Notes

CALGARY, March 14, 2024 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced completion of our previously announced offer (the “Offer“) to purchase for cash, up to an aggregate amount of $2.0 million of our outstanding 11.95 percent Senior Unsecured Notes due July 27, 2027 (the “Notes“). The Offer expired on March 11, 2024, and was made on the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2024 (the “Statement“).

The Offer was oversubscribed, with approximately $49.2 million aggregate principal amount of Notes validly tendered prior to 5:00 p.m., EDT, on March 11, 2024. The aggregate purchase consideration paid by the Company pursuant to the Offer was $2.0 million (approximately, due to rounding), resulting in a proration of the Notes validly tendered. Notes were accepted for purchase and cancellation only in principal amounts equal to minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes that were accepted and prorated pursuant to the Offer were rounded up or down to the nearest $1,000. Holders who tendered less than all of their Notes must not hold Notes in less than the minimum authorized denomination of $2,000 principal amount as a result of the Offer.

Settlement of the Offer was completed by the Company today. Holders will receive payment for the accepted Notes as soon as practicable, in accordance with the terms of the Statement. Upon completion of the Offer, the Company has $114.2 million of Notes outstanding.

Computershare Investor Services Inc. served as the tender agent for the Offer.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

All figures are in Canadian dollars unless otherwise stated.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include but are not limited to: the risk of a downgrade in the Company’s credit ratings and the potential impact on the Company’s access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; and changes in or interpretation of laws or regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2023, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com

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